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                               October 13, 2022

       William Hartman
       Chief Executive Officer
       Halberd Corp
       P.O. Box 25
       Jackson Center, Pennsylvania 16133

                                                        Re: Halberd Corp
                                                            Amendment No. 5 to
Registration Statement on Form 10
                                                            Filed October 12,
2022
                                                            File No. 000-56440

       Dear William Hartman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form 10

       Note 3 - Explanation of our Restatements, page F-9

   1. We note your response to comment 4 and your revisions included in the amended Form
                                                        10-Q that was filed on
October 12, 2022. You disclose in the Management   s Report on
                                                        Internal Control Over
Financial Reporting section that your disclosure controls and procedures were not
effective as of April 30, 2022. However, in the Evaluation of
                                                        Disclosure Controls and
Procedures section you disclose that management has not
                                                        formally carried out an
evaluation of the effectiveness of the design and operation of your disclosure controls and
procedures. Please confirm to us and revise to clarify, if true, that your conclusion is in
regard to the entirety of disclosure controls and procedures as defined and delete the
last sentence in the last paragraph of the Disclosure Controls and
                                                        Procedures section.
Please move the conclusion that your disclosure controls and procedures were not
effective as of April 30, 2022 to the Evaluation of Disclosure
 William Hartman
Halberd Corp
October 13, 2022
Page 2
         Controls and Procedures section under Item 307 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Vanessa Robertson at 202-551-3649 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Celeste Murphy at 202-551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameWilliam Hartman
                                                           Division of
Corporation Finance
Comapany NameHalberd Corp
                                                           Office of Industrial
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October 13, 2022 Page 2                                    Services
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